SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 2

                   Under the Securities Exchange Act of 1934

                         GOODY'S FAMILY CLOTHING, INC.
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                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   382588101
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                                 (CUSIP Number)

                                  Isaac Dabah
                                GMM Capital LLC
                                  c/o IID LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 688-8288

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                October 20, 2005
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GMM Capital LLC
     I.R.S. Identification No.: 72-6232404
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a) [ ]
                                                                  (b) [X]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                           [ ]
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6.   Citizenship or Place of Organization

     Delaware
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Number of                             7.      Sole Voting Power
Shares
Beneficially                                  0
Owned by                              -----------------------------------------
Each                                  8.      Shared Voting Power
Reporting
Person with                                   0
                                      -----------------------------------------
                                      9.      Sole Dispositive Power

                                              0
                                      -----------------------------------------
                                      10.     Shared Dispositive Power

                                              0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)
                                                                       [X]*
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13.  Percent of Class Represented by Amount in Row (11)

     0%
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14.  Type of Reporting Person (See Instructions)

     OO
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*    By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital LLC as more fully described in Item 4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item 5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition, the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GMM Trust
     I.R.S. Identification No.: 72-6232404
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                         [ ]
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6.   Citizenship or Place of Organization

     New Jersey
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Number of                              7.      Sole Voting Power
Shares
Beneficially                                   0
Owned by                               ----------------------------------------
Each                                   8.      Shared Voting Power
Reporting
Person with                                    0
                                       ----------------------------------------
                                       9.      Sole Dispositive Power

                                               0
                                       ----------------------------------------
                                       10.     Shared Dispositive Power

                                               0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

                                                                        [X]*
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13.  Percent of Class Represented by Amount in Row (11)

     0%
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14.  Type of Reporting Person (See Instructions)

     OO
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*    By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital LLC as more fully described in Item 4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item 5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition, the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

         This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the Common Stock, no par value per share ("Common Stock"), of Goody's Family Clothing, Inc., a Tennessee corporation (the "Company"). This Amendment amends the initial statement on Schedule 13D, filed on October 6, 2005 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D, filed on October 12, 2005 ("Amendment No.1"), jointly on behalf of GMM Capital LLC ("GMM Capital"), a Delaware limited liability company and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", and together with GMM Capital, the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement or Amendment No. 1, as applicable. The Initial Statement and Amendment No. 1 are hereby amended as follows:

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by inserting the following paragraphs prior to the last paragraph thereof:

         On October 20, 2005 and October 21, 2005, GF Acquisition Corp. ("GF Acquisition") and GF Goods Inc. ("Parent"), affiliates of GMM Capital and Prentice, sent letters to the Company modifying the October 7, 2005 acquisition proposal made by GMM Capital and Prentice by increasing the purchase price offered to $8.75 per share.

         On October 23, 2005, GF Acquisition and Parent sent an additional letter which superseded the earlier letters and increased the price of their proposed offer to $8.85 per share. A copy of the October 23, 2005 letter is filed as Exhibit 5 and is incorporated herein by reference.

         The offer by GF Acquisition and Parent is subject to the execution of
(i) the Acquisition Agreement and Agreement and Plan of Merger (the "Acquisition Agreement"), by and among the Company, GF Acquisition and Parent,
(ii) the Stock Option Agreement (the "Stock Option Agreement") by and among the Company, Parent and GF Acquisition and (iii) the Support Agreement (the "Support Agreement") by and among GF Acquisition, Parent and each of Robert M. Goodfriend, the Chairman and Chief Executive Officer of the Company, Wendy S. Goodfriend, Jeffrey A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, The Jeffrey Alan Goodfriend Subchapter S Trust and the Goodfriend Foundation (each a "Principal Shareholder" and collectively referred to herein as the "Principal Shareholders"). Pursuant to the Support Agreement, the Principal Shareholders would grant GF Acquisition an option exercisable in certain circumstances to purchase all of the Common Stock of the Company owned by each of the Principal Shareholders at a price of $8.85 per share. Copies of each of the Acquisition Agreement, Stock Option Agreement and Support Agreement are filed as Exhibits 6, 7 and 8 respectively and each is incorporated herein by reference.

         The Offer is not subject to any financing or due diligence condition. A copy of the commitment letter among Parent, GMM and Prentice which was delivered to the Company on October 23, 2005 is filed as Exhibit 9 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended by adding the following Exhibits to the end thereof:

         5. Letter to the Company, dated October 23, 2005

         6. Form of Acquisition Agreement

         7. Form of Stock Option Agreement

         8. Form of Support Agreement

         9. Commitment Letter, dated October 23, 2005, by and among Parent, GMM and Prentice.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             GMM CAPITAL LLC


                                             By: /s/ Isaac Dabah
                                                 --------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Executive Director


                                             GMM TRUST


                                             By: /s/ Isaac Dabah
                                                 --------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Trustee

Dated: October 24, 2005

                                 EXHIBIT INDEX

5.   Letter to the Company, dated October 23, 2005

6.   Form of Acquisition Agreement

7.   Form of Stock Option Agreement

8.   Form of Support Agreement

9. Commitment Letter, dated October 23, 2005, by and among Parent, GMM and Prentice.